FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X     Form 40-F
                                      ------           -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                              Yes              No X
                                 -----           ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                              Yes             No X
                                 ----          ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                              Yes             No X
                                 ----          -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ENDESA, S.A.

Dated: January 21, 2003         By: /s/ Jacinto Parinete
                                   --------------------------------------------
                                Name: Jacinto Pariente
                                Title: Manager of North America
                                Investor Relations


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Endesa Announces Release of Full Year 2002 Unaudited Results

    NEW YORK--Jan. 21, 2003--Endesa (NYSE:ELE) will release its unaudited full year 2002 results on Wednesday, February 26th, before the Spanish stock market opens (9:00 am Madrid time, 3:00 am NY time).
    The same day there will be a presentation conducted by the Chief Executive Officer and by the Chief Financial Officer, on which further details will be provided soon.
    In order to ease the access to the financial information, as in previous quarters, both the press release and the financial statements will be available for download from the "Investors" section of our website (www.endesa.es)

    CONTACT: Endesa
             North America Investor Relations Office:
             Jacinto Pariente, 212/750-7200

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